February 25, 2011	VIA EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-3628

RE:          Christopher & Banks Corporation

Form 10-K for Fiscal Year Ended February 27, 2010 Filed May 13, 2010;

Schedule 14A for Annual Meeting on July 27, 2010 Filed June 14, 2010

File No. 1-31390

Dear Mr. Reynolds:

On behalf of Christopher & Banks Corporation (the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated February 10, 2011 (the “Comment Letter”).  For your ease of reference, in this letter, the Commission’s comments contained in the Comment Letter appear directly above the Company’s responses.

Form 10-K for Fiscal Year Ended February 27, 2010

Item 8. Financial Statements and Supplementary Data, page 39

Consolidated Statement of Cash Flows, page 44

1.                                       Comment:

We note on page 32 that you redeemed auction rate securities (“ARS”) of approximately $4.6 million and $5.1 million in fiscal 2010 and 2009, respectively.  We further note on page 26 of your November 27, 2010 Form 10-Q that you redeemed ARS of approximately $14.9 million in the first nine months of fiscal 2011.  It appears to us that you classified these ARS redemptions as operating activities in fiscal 2010 and 2011, and as investing activities in fiscal 2009.  Please tell us the nature and purpose for which your ARS were acquired, and explain to us how you considered the nature and purpose in determining the classification of ARS redemption proceeds in your statement of cash flows.  Also tell us why you classified the ARS redemption proceeds as investing activities in fiscal 2009 and as operating activities in fiscal 2010 and 2011.

Response:

As referenced in Note 3-Investments to the Company’s Annual Report on Form 10-K for the fiscal year ended February 27, 2010, the Company entered into a settlement agreement with UBS Financial Services, Inc. (“UBS”) in November 2008, which granted the Company the ability to redeem its ARS held by UBS at par during a two-year period beginning June 30, 2010.  Upon acceptance of the settlement offer, the Company reclassified its ARS from available-for-sale to trading securities.  Financial Accounting Standards Board Accounting Standards Codification 320-10-35-12 states, “Given the nature of a trading security, transfers into or from the trading category . . . should be rare.”  The Company believes that, given the unique circumstances associated with the UBS ARS settlement, this threshold has been met.  Disclosure of the transfer of these securities to the trading classification is outlined in Note 3-Investments in the Annual Report on Form 10-K for the fiscal year ended February 27, 2010.  Proceeds from subsequent redemptions of these ARS were classified as operating activities within the Company’s statement of cash flows due to the change in nature and purpose of the ARS as a result of the settlement agreement and classification as trading securities.  Prior to the Company’s acceptance of the UBS settlement agreement, the Company classified the ARS as available-for-sale securities and proceeds from redemptions of ARS during this time were classified as investing activities.

Item 15.  Exhibits

2.                                       Comment:

We note that Exhibits 10.32, 10.33, 10.35, 10.36, 10.38, 10.39, 10.43, and 10.44 are missing schedules, attachments and/or exhibits.  Please confirm that you will file these exhibits in their entirety with your next periodic report.

Response:

We confirm that these exhibits will be filed in their entirety with the Company’s next periodic report.

3.                                       Comment:

We note that the form of the restricted stock agreement filed as exhibit 10.46 has omitted the operating income target.  It appears that the target is a material term of the contract.  Please explain the basis for omitting this term under Item 601 of Regulation S-K.

Response:

On February 21, 2008, the Company’s Compensation Committee approved a new form of Restricted Stock Agreement (with Performance-Based Vesting) under the Company’s 2005 Stock Incentive Plan (the “Form Agreement”).  On February 27, 2008, the Company filed a

Current Report on Form 8-K with the Commission containing a copy of the Form Agreement, and the Form Agreement was later listed as Exhibit 10.46 in the Company’s Annual Report on Form 10-K.  The Company filed the Form Agreement with the Form 8-K so that, when future awards were made using the Form Agreement, no additional Form 8-K filing would be required pursuant to Instruction 2 to paragraph (e) of Item 5.02 of Form 8-K.  Consistent with other “form” agreements filed by registrants, in the Form Agreement filed with the Form 8-K on February 27, 2008, the Company left blank information that would be subject to change for future awards, such as the recipient’s name, the award date, the number of shares awarded and the operating income target for the applicable year.  The performance metric to be used under the Form Agreement, operating income, was identified and defined in the version filed with the Commission.  As noted in the Company’s response to Comment 4 below, the Company will disclose in future filings the performance targets for performance-based restricted stock grants after the applicable performance period has passed.

Schedule 14A

4.             Comment:

We note that you utilize restricted stock with performance-based vesting in compensating your named executive officers.  Please confirm that you will disclose in future filings the performance targets for these grants after the performance period has passed.  Please provide us with draft disclosure.

Response:

In future proxy statement filings, the Company will disclose the performance targets for performance-based restricted stock awards after the performance period has passed.  The Company will include this disclosure in the “Long-Term Equity Incentives” section of the Compensation Discussion and Analysis, and such disclosure will be similar to the following:

“Restricted stock with performance-based vesting.  The shares of performance-based restricted stock granted in fiscal 20     were intended to provide an incentive and reward the executive for achievement of key performance targets.  [For each goal state:]  The performance goal applicable to these equity grants for fiscal 20     was [state goal or goals], which was defined to mean [define performance goal(s)].  The [performance goal(s)] target for fiscal 20     was [describe target(s)].  [Include sentence discussing level of achievement of the performance goal or goals and disclosing the number of shares of performance-based restricted stock that vested.]”

*          *          *

We acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our response set forth above is fully responsive to the Commission’s comments but remain available to discuss with you at your earliest convenience any additional questions the staff may have regarding the Company’s disclosure.  Please feel free to call me directly at (763) 551-5046.

Sincerely,

/s/ Larry Barenbaum
Larry Barenbaum
President and Chief Executive Officer

cc:           Luke Komarek, Christopher & Banks Corporation

Michael Lyftogt, Christopher & Banks Corporation

Robert A. Rosenbaum, Dorsey & Whitney LLP